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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)(1)

American International Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class Securities)

026874-107

(CUSIP Number)

Howard I. Smith
Vice Chairman-Finance and Secretary
Telephone: (212) 230-5050

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

January 22, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) This Schedule 13D constitutes Amendment No. 15 to the Schedule 13D on behalf of C. V. Starr & Co., Inc. Trust, dated March 20, 2007, Amendment No. 17 to the Schedule 13D on behalf of Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC, dated May 26, 2006, Amendment No. 19 to the Schedule 13D on behalf of Universal Foundation, Inc., dated February 21, 2006, Amendment No. 19 to the Schedule 13D on behalf of The Maurice R. and Corinne P. Greenberg Family Foundation, Inc., dated February 21, 2006, Amendment No. 21 to the Schedule 13D on behalf of Maurice R. Greenberg, dated November 23, 2005, Amendment No. 21 to the Schedule 13D on behalf of Edward E. Matthews, dated November 23, 2005, Amendment No. 23 to the Schedule 13D of Starr International Company, Inc., dated October 2, 1978, and Amendment No. 23 to the Schedule 13D for C. V. Starr & Co., Inc., dated October 2, 1978.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 026874-107
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Maurice R. Greenberg
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,487,500
	8	SHARED VOTING POWER 58,309,137
	9	SOLE DISPOSITIVE POWER 2,487,500
	10	SHARED DISPOSITIVE POWER 58,309,137
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,796,637
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.26%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 026874-107
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward E. Matthews
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 281,875
	8	SHARED VOTING POWER 8,580,850
	9	SOLE DISPOSITIVE POWER 281,875
	10	SHARED DISPOSITIVE POWER 8,580,850
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,862,725
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.33%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 026874-107
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Starr International Company, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 207,301,308
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 207,301,308
	10	SHARED DISPOSITIVE POWER 2,112,119
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 209,413,427
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.79%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 026874-107
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON C. V. Starr & Co., Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,088,682
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,088,682
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,088,682
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAINSHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.71%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 026874-107
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Universal Foundation, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,112,119
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,112,119
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,112,119
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.08%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 026874-107
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Maurice R. and Corinne P. Greenberg Family Foundation, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 989,308
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 989,308
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 989,308
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 026874-107
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,269,689
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,269,689
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,269,689
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.94%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 026874-107
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON C. V. Starr & Co., Inc. Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,580,850
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,580,850
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,580,850
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.32%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented to add the following information for updating as of the date hereof:

Mr. Maurice R. Greenberg, one of the Reporting Persons, has sent a letter to Mr. Edward Liddy, Chairman and CEO of the Issuer, regarding reports that the Issuer is contemplating the sale of AIA, in whole or in part.  A copy of the letter is attached as Exhibit 2 to this Schedule 13D/A.

Any actions taken by the Reporting Persons may be effected at any time or from time to time, subject to any applicable limitations imposed on the actions by the Securities Act of 1933, as amended, state insurance regulatory laws or other applicable laws.  There can be no assurance, however, that any Reporting Person will take any of the actions described in this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

The Schedule 13-D/A filed by the Reporting Persons and dated January 5, 2009 overstated the amount of shares of Common Stock which Starr International distributed pursuant to the Starr International Company, Inc. Deferred Compensation Profit Participation Plan on Janaury 2, 2009 by 422 shares of Common Stock.  Starr International made distributions of 597,964 shares of Common Stock on January 2, 2009 purusant to the Starr International Company, Inc. Deferred Compensation Profit Participation Plan.

As of the date of the filing of this statement, the Reporting Persons may be deemed to beneficially own in the aggregate 270,491,939 shares of Common Stock, representing approximately 10.06% of the Issuer’s outstanding Common Stock (based on 2,689,938,313 shares of Common Stock reported by the Issuer as outstanding as of October 31, 2008, in the Issuer’s Form 10-Q filed on November 10, 2008).

Starr International has the sole power to vote and direct the disposition of 207,301,308 shares of Common Stock, of which 15,700,000 shares are held by Starr Internaional Investments, Ltd., a wholly owned subsidiary of Starr International, and 191,601,308 shares are held directly by Starr Internaional, and the shared power to direct the disposision of 2,112,119 shares of Common Stock held by Universal Foundation.

Item 7	Material to Be Filed as Exhibits
Exhibit 1
Joint Filing Agreement, dated January 22, 2009, by and among Mr. Greenberg, Mr. Matthews, Starr International, CV Starr, Universal Foundation, Greenberg Foundation, Greenberg Joint Tenancy Company, and CV Starr Trust.

Exhibit 2	Letter, dated January 22, 2009, from Mr. Greenberg to Mr. Edward Liddy, Chairman and CEO of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  January 22, 2009

MAURICE R. GREENBERG

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Attorney-In-Fact

By:	/s/George Y. Liu
Name: George Y. Liu
Title: Attorney-In-Fact

EDWARD E. MATTHEWS

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Attorney-In-Fact

By:	/s/George Y. Liu
Name: George Y. Liu
Title: Attorney-In-Fact

STARR INTERNATIONAL COMPANY, INC.

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Attorney-In-Fact

By:	/s/George Y. Liu
Name: George Y. Liu
Title: Attorney-In-Fact

C. V. STARR & CO., INC.

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Attorney-In-Fact

By:	/s/George Y. Liu
Name: George Y. Liu
Title: Attorney-In-Fact

UNIVERSAL FOUNDATION, INC.

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Attorney-In-Fact

By:	/s/George Y. Liu
Name: George Y. Liu
Title: Attorney-In-Fact

THE MAURICE R. AND CORINNE P. GREENBERG FAMILY FOUNDATION, INC.

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Attorney-In-Fact

By:	/s/George Y. Liu
Name: George Y. Liu
Title: Attorney-In-Fact

MAURICE R. AND CORINNE P. GREENBERG JOINT TENANCY COMPANY, LLC

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Attorney-In-Fact

By:	/s/George Y. Liu
Name: George Y. Liu
Title: Attorney-In-Fact

C. V. STARR & CO., INC. TRUST

By:	/s/Bertil P-H Lundqvist
Name: Bertil P-H Lundqvist
Title: Attorney-In-Fact

By:	/s/George Y. Liu
Name: George Y. Liu
Title: Attorney-In-Fact